Ivy Funds

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

December 12, 2011

FILED VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	March 31, 2011

Annual Report for Ivy Funds (“Trust”)

CIK# 883622

Dear Sir or Madam:

This letter responds to your comments, provided in your telephone conversation with us, regarding the annual report of the Trust for the fiscal year ended March 31, 2011.

1.	Comment: Rule 17g-1 under the Investment Company Act of 1940 (the “Act”) governs the fidelity bonding of officers and employees of registered management investment companies and their advisers. Please confirm that each series of Ivy Funds has in place a fidelity bond that satisfies the provisions of Rule 17g-1 of the Act.

Response: At a meeting held on May 25, 2011, the Board of Trustees of Ivy Funds approved the purchase jointly with each fund that comprises the Waddell & Reed Advisors Funds, Invested Portfolio and Ivy Funds VIP a fidelity bond of $60,000,000 from ICI Mutual Insurance Company (“ICIM”) with a deductible of $250,000. The bond period is May 31, 2011 to May 31, 2012. Upon receipt of the executed bond from ICIM, the Trust will make the filings required by Rule 17g-1 of the Act.

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In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington Vice President and Secretary